August 28, 2024

United States Securities

  and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	Kronos Real Estate Investments, Inc. Offering Statement on Form 1-A/A File No. 024-12482

Ladies and Gentlemen:

On behalf of Kronos Real Estate Investments, Inc., I hereby request qualification of the above-referenced offering statement be accelerated so that such offering statement will be qualified at 5:00pm, Eastern Time, on Friday, August 30, 2024, or as soon thereafter as is practicable.

Sincerely,

Kronos Real Estate Investments, Inc.

By:	/s/ Kristoffer Krohn
Name:	Kristoffer Krohn
Title:	President

cc:	Brian Lebrecht, Esq. Clyde Snow and Sessions, PC